April 15, 2011

Julie F. Rizzo, Esq.
Attorney-Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Deutsche Mortgage & Asset Receiving Corporation
Registration Statement on Form S-3
Filed on February 9, 2011
Amendment No. 1 to Registration Statement on Form S-3
Filed on February 11, 2011(File No. 333-172143)

Dear Ms. Rizzo:

We are counsel to Deutsche Mortgage & Asset Receiving Corporation (the “Registrant”) under the above-captioned registration statement (the “Registration Statement”).  We have reviewed your letter dated February 25, 2011 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and have discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the base prospectus (the “Base Prospectus”) or form of prospectus supplement (the “Prospectus Supplement”) contained in Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) submitted herewith.  Enclosed herewith are two courtesy copies of Amendment No. 2, both of which have been marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.  References to page numbers in Amendment No. 2 are to the marked versions.

General

1.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4 of Form S-3.  Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Julie F. Rizzo, Esq.
United States Securities and Exchange Commission
April 15, 2011

The Registrant confirms that the depositor and each issuing entity previously established directly or indirectly by the depositor or any affiliate or the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  No affiliate of the depositor has offered a class of asset-backed securities involving the same asset class contemplated under the Registration Statement during the last twelve months.

2.
Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.  Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K.  Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form S-K and incorporated by reference into the registration statement.  Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.  In this regard, please revise your disclosure in the last full paragraph on page S-106 of the prospectus supplement which states that a Current Report on Form 8-K together with the Pooling and Servicing Agreement will be filed with the Securities and Exchange Commission “within 15 days...after the initial issuance of the Offered Certificates.”

The Registrant confirms that finalized agreements will be filed simultaneously with or prior to the final prospectus or at such later date as the Commission, by rule, regulation or Staff interpretation of general applicability to CMBS, may permit during the term of the Registration Statement.

The Staff’s requested change has been made on page S-113 of Prospectus Supplement.

3.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

The Registrant confirms that all material terms of the finalized agreements for each offering will be disclosed in the final prospectus filed pursuant to Securities Act Rule 424(b).

4.
Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement, or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available.  Please confirm for us that the base prospectus includes all assets, credit enhancements, or other structural features reasonably contemplated to be included in an actual takedown.  In this regard, we note your disclosure in footnote 1 on the prospectus supplement cover page.

The Registrant confirms that the Base Prospectus disclosure includes all assets, credit enhancements, or other structural features reasonably contemplated to be included in an

Julie F. Rizzo, Esq.
United States Securities and Exchange Commission
April 15, 2011

actual takedown off the shelf.  The Registrant also notes to the Staff that it has deleted footnote 1 on the cover page of the Prospectus Supplement.

5.
A disclaimer of liability for information included in the prospectus supplement or prospectus is inappropriate.  Please revise your disclosure to remove such accuracy disclaimers or statements which indicate a disclaimer of accuracy that are throughout the prospectus supplement and prospectus, such as in the first full sentence of the third full paragraph on page S-92, the penultimate sentence in the fifth full paragraph on page S-94, the last sentence of the first paragraph on page S-96 and the seventh full paragraph on page S-134.

The Staff’s requested change has been made on pages S-98, S-100 and S-102 of Prospectus Supplement.

Registration Statement Cover Page

Calculation of Registration Fee Table

6.
We note that you are using Rule 457(p) to offset the current registration fee against a registration fee from an earlier registration statement.  Rule 457(p) requires the subsequent registration statement to be filed “within five years of the initial filing date of the earlier registration statement.”  As the current registration statement was initially filed on February 9, 2011 and the earlier registration statement was initially filed on December 16, 2005, please advise as to the availability of Rule 457(p) to the current registration statement.  Alternatively, please pay the fee to register the securities prior to or simultaneously with the filing of the next amendment and revise your Calculation of Registration Fee Table.

The Registrant has revised the Calculation of Registration Fee Table to reflect the fees paid to date in connection with the Registration Statement only and advises the Staff that it intends to file an amendment to the Registration Statement to register additional securities.

Prospectus Supplement

General

7.	Please remove references to an offering circular in the prospectus supplement, such as on pages S-89, S-93 and S-176, or advise.

The Staff’s requested change has been made on pages S-95, S-100 and S-182 of the Prospectus Supplement.

Julie F. Rizzo, Esq.
United States Securities and Exchange Commission
April 15, 2011

Cover Page

8.	Please revise the “Subject to Completion” Legend to include all of the information required by Item 501(b)(10) of Regulation S-K.

The Registrant advises the Staff that it will not use the Prospectus or Prospectus Supplement to offer any certificates prior to the Registration Statement becoming effective and believes that the sentence “We may not sell these securities until the registration statement filed with Securities and Exchange Commission is effective” as set forth in Item 501(b)(10) of Regulation S-K would be misleading.  At the time the Base Prospectus or Prospectus Supplement are used, the Registration Statement will be effective and consequently the Registrant believes that the additional language should not be added to the “Subject to Completion” legend.

9.	Please advise as to why you have the language “and the obligations of” in the third sentence of the first full paragraph in brackets. Alternatively, please remove the brackets from this language.

The Registrant has removed the bracketed language from the cover page of the Prospectus Supplement.  The issuing entity is expected to be a common law trust.  The certificates would represent an undivided beneficial ownership interest in the common law trust entitling the holders to the amounts described and the Registrant does not believe that the certificates should be considered obligations of the common law trust.

10.	Please revise the cover page to remove references to “lead manager,” “co-managers” and “sole bookrunner.”

The Staff’s requested change has been made on the cover of the Prospectus Supplement. However, certain transactions may have co-managing underwriters who are not “book-running” underwriters.  The Registrant anticipates disclosing the roles of the various underwriters in the Prospectus Supplement.

Executive Summary, page S-3

11.	We note your disclosure in the last sentence of the first full paragraph in footnote 8. Please advise as to where prospective investors can go to obtain more information about the “sf” designation.

The Staff’s requested change has been made on page S-6 of Prospectus Supplement.

Summary of the Prospectus Supplement, page S-10

12.
Please identify, in an appropriate section of the summary, any credit enhancement or other support for the transaction, as referenced in Items 1114(a) and 1115 of Regulation AB, and briefly describe what protection or support is provided by the enhancement and

Julie F. Rizzo, Esq.
United States Securities and Exchange Commission
April 15, 2011

summarize how losses not covered by credit enhancement or support will be allocated to the certificates. Refer to Item 1103(a)(3)(ix) of Regulation AB.

The Staff’s requested changes have been made on pages S-14 and S-22 of the Prospectus Supplement.  The Registrant further advises the Staff that losses not covered by credit enhancement or support and their allocation among the certificates are generally described under “Subordination; Allocation of Losses and Certain Expenses” and “Shortfalls in Available Funds” on pages S-20 and S-22 of the Prospectus Supplement.

13.
Please revise the summary to include a section which discusses the conflicts of interest that are set forth on pages S-67 through S-70 of the prospectus supplement including the opportunity given to the B-Piece Buyer to perform diligence on and request changes to the initial asset pool.

The Staff’s requested changes have been made on page S-30 of the Prospectus Supplement.

Additional Considerations: Optional Termination, page S-27

14.
Please confirm that the first sentence of this section is intended to only permit a cleanup call and please provide the percentage intended for the remaining aggregate principal balance of the mortgage loans to be less than the outstanding pool balance as of the cut-off date.  Please also advise as to the circumstances that the trust could be terminated pursuant to the third sentence of this section.

The Registrant confirms that the first sentence of the section is intended to only permit a cleanup call and has made the Staff’s requested change on page S-29 of the Prospectus Supplement.  The Registrant also advises the Staff that the trust could be terminated pursuant to the third sentence of the section only in the case that the registered certificates (other than interest-only certificates) are no longer outstanding and all of the remaining outstanding certificates issued by the trust are held by a single certificateholder.

Ratings, page S-29

15.
We note your disclosure that the depositor selected the agencies to rate the securities, in part, based on “those agencies’ initial subordination levels for the various classes of certificates.”  Please advise as to what is meant by this disclosure.

In each prospectus supplement, there will be disclosure regarding the credit ratings of each class of certificates obtained from each credit rating agency engaged to rate the certificates.  The engaged rating agencies will be selected by the Registrant from a larger group of rating agencies after the Registrant receives initial feedback from those rating agencies regarding the subordination, or credit enhancement, levels the rating agencies would  require for each credit rating level.  The language referred to in the Staff’s

Julie F. Rizzo, Esq.
United States Securities and Exchange Commission
April 15, 2011

comment is intended to inform investors that the engaged rating agencies were selected in part based on the Registrant’s expectation of potentially more favorable ratings from the selected rating agencies on some or all of the offered certificates.  Although this factor is not expected to be the sole determining factor in the selection of rating agencies, the Registrant believes this disclosure may be helpful to investors in evaluating the credit ratings obtained by the Registrant.

In this respect, this disclosure is consistent in spirit with the Commission’s  proposed Item 202(g) (14) of Regulation S-K1 to require disclosure of “any preliminary rating of the class of securities that received a rating being disclosed ... if such preliminary rating was obtained by or on behalf of the registrant and received from a credit rating agency other than that providing the credit rating disclosed ... ”.  Although the initial subordination levels referred to the disclosure do not constitute preliminary ratings, and are based on information that may change, the Registrant believes that investors are likely to be better informed if they understand that these initial subordination levels factored into the Registrant’s rating agency selection process.

Risk Factors, page S-32

16.	Please revise the second sentence of the second introductory paragraph. If a risk is not deemed material, it should not be referenced.

No immaterial risks are described; the sentence merely points out that there may be additional risks that are not currently known or risks that are not material at this time.

17.
Please substantially revise the titles for each of the risk factors in this section and in the prospectus so that each risk factor title adequately describes the risks discussed in the risk factor.  Additionally, to the extent a risk factor is more than a page long, please revise such risk factors to break it into smaller individual risk factors or provide subheadings within the risk factor to make them easier for investors to read and understand.

The Risk Factors have been revised to improve the titles and to provide subheadings for longer risk factors.

The Sponsor[s], Mortgage Loan Seller[s] and Originator[s], page S-77

GACC’s Underwriting Standards, page S-79

18.
We note your disclosure in the first paragraph of this section.  Please advise whether the asset pool will include any loans that would be exceptions to the underwriting criteria.  If so, revise to provide bracketed form disclosure indicating that you will describe the

_____________________

1      Credit Ratings Disclosure, Release Nos. 33-9070, 34-60797 (October 7, 2009). 74 Fed. Reg. at 53109.

Julie F. Rizzo, Esq.
United States Securities and Exchange Commission
April 15, 2011

nature of the exception(s) and provide data regarding the number of exception loans in the Summary of the Prospectus Supplement section and the Description of the Mortgage Pool section of the prospectus supplement.

Certain mortgage loans could have exceptions to the underwriting guidelines.  The Staff’s requested change has been made on page S-28, S-85 and S-99 of the Prospectus Supplement.

The Master Servicer, page S-83

19.
We note your disclosure contemplates multiple servicers.  Please revise your disclosure to provide a clear introductory description of the roles, responsibilities and oversight requirements of the entire servicing structure and the parties involved.  Along with the narrative discussion, also consider presenting the information graphically.  Refer to Item 1108(a)(1) of Regulation AB.

The Staff’s requested change has been made on page S-88 of the Prospectus Supplement.

The Special Servicer, page S-85

20.	Please confirm and provide bracketed disclosure that you will provide all of the information required by Item 1108 of Regulation AB for the Special Servicer or please advise.

The Registrant confirms that it will provide all of the information required by Item 1108 of Regulation AB for each of the servicers.  Placeholders have been inserted in each applicable servicer section.

Description of the Mortgage Pool, page S-89

Sale of the Mortgage Loans, page S-90

21.
We note your disclosure in the last paragraph of this section.  Please provide tabular information regarding the delinquent loans in 30 or 31 day increments beginning with loans that are 30 or 31 days delinquent through the point that the loans are written off or charged off as uncollectible.  Refer to Items 1111(c) and 1100(b) of Regulation AB.

The Staff’s requested change has been made on page S-97 of the Prospectus Supplement.

Certain Terms and Conditions of the Mortgage Loans, page S-101

22.	We note your disclosure on the top of page S-105 that certain mortgage loan documents permit mezzanine debt. Please tell us how you will provide updated information

Julie F. Rizzo, Esq.
United States Securities and Exchange Commission
April 15, 2011

regarding the new additional debt that will be actually incurred in the future. Refer to Item 1121 of Regulation AB.

The Registrant advises the Staff that the permitted additional mezzanine debt described in the disclosure on page S-111 does not represent an increase in the size of any mortgage loan included in a trust fund and is not indebtedness of any of the borrowers under the mortgage loans included in a trust fund.  Instead, any future mezzanine debt of the type described on page S-111 of the Prospectus Supplement is typically originated outside the trust fund and structured as indebtedness of direct or indirect owners of the borrowers under a related mortgage loan.  Such mezzanine debt will not be secured by any mortgaged property related to any mortgage loan included in the related trust fund or alter the terms of any mortgage loan included in the related trust fund.  Consequently, the Registrant does not believe that the incurrence of additional mezzanine debt in the future represents part of the disclosure related to distributions and pool performance contemplated by Item 1121 of Regulation AB.

[The [Identify Credit Enhancement, Liquidity Support or Derivatives Instrument], page S-135

23.
Please confirm you will file any enhancement or support agreements and agreements related to the derivative instruments as exhibits.  Refer to Instruction 1 to Item 1114(a) and Item 1115(a)(5), respectively.

The Registrant confirms that it will file any enhancement or support agreements and agreements related to derivative instruments as exhibits.

The Pooling and Servicing Agreement, page S-148

Modifications, page S-175

24.
Please advise whether the asset pool will include any modified loans.  If so, revise to provide bracketed form disclosure indicating that you will describe the nature of the modification(s) and provide data regarding the number of modified loans in the Summary of the Prospectus Supplement section and the Description of the Mortgage Pool section of the prospectus supplement.

The disclosure noted by the Staff above generally refers to modifications to be made to the mortgage loans after the securitization has been entered into pursuant to the terms of the related pooling and servicing agreement.  The Registrant advises the Staff that the asset pools may contain mortgage loans that have been modified due to delinquencies or pending delinquencies and mortgage loans that are re-financings of delinquent mortgage loans. The Staff’s requested change has been made on pages S-28 and S-112 of the Prospectus Supplement.

Julie F. Rizzo, Esq.
United States Securities and Exchange Commission
April 15, 2011

Reports to Certificateholders; Available Information; Trustee Reports, page S-182

25.
We note your disclosure in the last three sentences of the first full paragraph on page S-185.  Please advise as to why the Trustee may disclaim responsibility for its website, what disclaimer investors may be required to accept and why the Trustee and the Master Servicer will not be liable for the dissemination of information made in accordance with the Pooling and Servicing Agreement.

The Registrant advises the Staff that the Trustee may only disclaim responsibility for information posted on its website provided to it by unaffiliated third-parties and that disclaimers that investors may be required to accept would relate to the Trustee’s receipt of such third-party information and the suitability of such information for any particular use by the investors accessing such site.  The Registrant further advises the Staff that the Trustee and Master Servicer will not be liable for dissemination of information in accordance with the Pooling and Servicing Agreement to the extent such information is required to be disseminated under the Pooling and Servicing Agreement but is subject to confidentiality restrictions or is otherwise subject to restrictions imposed by law, rule, regulation or judicial order.  The Registrant has revised the disclosure on page S-192 of the Prospectus Supplement to clarify the purposes and extent of such disclaimers.

Method of Distribution, page S-191

26.
Please revise the fifth paragraph of this section to reflect that each underwriter and any dealers that participate in the distribution of the offered certificates “will be deemed” to be underwriters in connection with those certificates, not “may be deemed.”  Please also revise the Method of Distribution section starting on page 123 as applicable.

The Registrant has not made the Staff’s requested change because a dealer can participate in an offering without being a statutory underwriter.  In particular, in circumstances in which a dealer does not have a contractual arrangement with the issuer, only has  a contractual arrangement with the underwriters and receives commissions or discounts that are appropriate for a dealer and not an underwriter, the Registrant believe that the dealer should not be viewed as an underwriter.  In this regard, the definition of “underwriter” in Section 2(a)(11) of the Securities Act of 1933, as amended, excludes “a person whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributors’ or sellers’ commission.”   This language is relied upon by dealers that enter into “Selected Dealers’ Agreements” with an underwriter to sell part of the newly-issued securities.  Those agreements do not contain the customary indemnification provisions because those dealers are not believed to be statutory underwriters or have underwriter liability.

Prospectus

Julie F. Rizzo, Esq.
United States Securities and Exchange Commission
April 15, 2011

Cover Page

27.
We note your disclosure in the second bullet point that the assets in the trust fund may include mortgage-backed securities.  Please confirm that you will update your disclosure as required by Item 1111 of Regulation AB regarding the assets underlying any mortgage-backed securities in any series.

The Registrant confirms that the disclosure will be updated as required by Item 1111 of Regulation AB regarding the assets underlying any mortgage-backed securities in any series.

Incorporation of Certain Information by Reference and Available Information

28.	Please advise as to why the Annual Reports on Form 10-K are not incorporated by reference as disclosed in the first sentence of the first paragraph of this section.

Pursuant to Section 15.02 of the Manual of Publicly available Telephone Interpretations, Regulation AB and Related Rules (the “Telephone Interpretation”), “as noted in Section III.A.3.a of SEC Release No. 33-8518 (December 22, 2004), Item 12(b) of Form S-3 is required for asset-backed issuers only ‘if applicable.’”  The Telephone Interpretation further notes that “[a]n asset-backed issuer may modify the incorporation by reference language of Item 12(b) of Form S-3 to provide that only the current reports on Form 8-K subsequently filed by the registrant prior to the termination of the offering shall be deemed to be incorporated by reference into the prospectus.”

Summary of Prospectus, page 1

Information About The Certificates; Distribution of Interest on the Certificates, page 4

29.
Please revise the first paragraph of this section to list all indices that may be used to determine interest payments.  Please similarly revise each of the carryover paragraphs that begin on pages 45 and 46.

The Staff’s requested changes have been made on pages 4, 47 and 48 of the Base Prospectus.

Credit Support and Cash Flow Agreements, page 5

30.
Please remove the catch-all language “or other agreements designed to reduce the effects of interest rate fluctuations on the mortgage assets or on one or more classes of certificates” in the last bullet point on page 6 or revise to disclose the actual agreements contemplated by this language.  Additionally, please revise this bullet point to delete the language “or to alter the payment characteristics of the cash flows from a trust fund” or advise as to how the agreements contemplated by this language would ensure that the pool assets or certificates will pay in accordance with their terms.  Revise similar

Julie F. Rizzo, Esq.
United States Securities and Exchange Commission
April 15, 2011

disclosure in the last bullet point on page 39, the first full paragraph on page 47 and the first full paragraph on page 73.

The Staff’s requested deletion of the catch-all language has been made on pages 6, 41 of the Base Prospectus.  The Registrant advises the Staff that interest rate exchange agreements are typically used to alter the payment characteristics from a trust fund in a manner that will permit the issuance of one or more classes, (i) of floating rate certificates backed by an underlying pool containing fixed rate mortgage assets (ii) of fixed rate certificates backed by an underlying pool containing floating rate mortgage assets, or (iii) of certificates that bear interest based on a floating rate index that is different from the index on which some of all of the mortgage assets in the underlying pool bear interest.  Typically, such agreements only provide for the exchange of interest rate payments to the extent the underlying mortgage assets pay a specified amount of interest at their stated rates and shortfalls in such underlying interest payments are typically borne by the holders of the certificates rather than the counterparties to the agreements.  Without such agreements, to the extent that the interest due on one or more classes of certificates is of a different type or based on a different index than the interest due on the underlying mortgage assets, there can be no assurance that such certificates would be able to pay in accordance with their terms.

Repurchases and Substitutions of Mortgage Assets, page 7

31.
It appears from your disclosure in the first sentence of the third paragraph of this section and the first full paragraph on page 32 that you contemplate using overcollateralization as a form of credit enhancement or support.  Please revise the prospectus supplement to include in the Summary of the Prospectus Supplement bracketed disclosure for the percentage of such overcollateralization and revise the prospectus to include a description of this form of credit enhancement or support.

The Staff’s requested changes have been made on pages S-23 and S-141 of the Prospectus Supplement and page 73 of the Base Prospectus.

One or More Trust Assets May Also Back Additional Certificates, page 8

32.
We note your disclosure in this section and in the fourth full paragraph on page 32 that trust assets backing any series of certificates may also back another series of certificates.  We also note your disclosure in the last sentence of the second paragraph on page 12, the last paragraph on page 70 and the first paragraph on page 71 that credit support may cover more than one series of certificates.  Please provide us with your analysis as to why you are not a series trust or delete these disclosures.

The disclosure relating to trust assets backing any series of certificates also backing another series of certificates and to credit support covering more than one series of certificates has been deleted on pages 8, 13, 33 and 73 of the Base Prospectus.

Julie F. Rizzo, Esq.
United States Securities and Exchange Commission
April 15, 2011

Description of the Trust Funds, page 31

General, page 31

33.
Please revise the third full paragraph on page 32 and elsewhere in your filing as applicable, such as on pages S-27 and S-90 of the prospectus supplement and page 8 of the prospectus, to provide the information required by Item 1111(g) of Regulation AB.  In this regard, please also provide disclosure confirming that the duration of the prefunding period does not extend for more than one year from the date of issuance of the certificates and the portion of the proceeds for the prefunding account does not involve in excess of 50% of the proceeds of the offering and the revolving period does not extend for more than three years from the date of issuance of the certificates.  Refer to Items 1101(c)(3)(ii) and (iii) of Regulation AB.

The Staff’s requested changes have been made on pages S-28, S-96 of the Prospectus Supplement and pages 8 and 33 of the Base Prospectus.

Mortgage Loans, page 32

34.
We note your disclosure in the second paragraph of this section that mortgaged properties may be located in foreign countries.  Please provide bracketed language indicating that you will provide any information required by Item 1100(e) of Regulation AB or please advise.

The Registrant confirms that if the asset-backed securities are backed by pool assets that are foreign assets the related prospectus supplement will describe any pertinent governmental, legal or regulatory or administrative matters and any pertinent tax matters, exchange controls, currency restrictions or other economic, fiscal, monetary or potential factors in the applicable home jurisdiction that could materially affect payments on, the performance of, or other matters relating to, the assets contained in the pool or the asset-backed securities.

The Staff’s requested change has been made on page S-201 of Prospectus Supplement.

35.
We note your disclosure in the first full paragraph on page 33 that the trust assets for a series may include mortgage loans secured by junior liens.  Please revise throughout your filing to remove language, such as on the cover page of the prospectus supplement, that the assets for the trust will be mortgage loans “secured by first liens” or advise.  Additionally, please provide disclosure in both the Summary of the Prospectus Supplement section and the Description of the Mortgage Pool section of the prospectus supplement regarding the number of mortgage loans in the asset pool that are secured by first liens and that are secured by junior liens.

Julie F. Rizzo, Esq.
United States Securities and Exchange Commission
April 15, 2011

The Staff’s requested changes have been made on the cover page of the prospectus supplement and pages S-17, S-26, S-94, S-95, S-96 and S-170 of the Prospectus Supplement.

Yield and Maturity Considerations, page 39

Other Factors Affecting Yield, Weighted Average Life and Maturity, page 43

36.
We note your disclosure in the first full paragraph on page 44 regarding negative amortizing loans.  Please provide bracketed disclosure in both the Summary of the Prospectus Supplement section and the Description of the Mortgage Pool section of the prospectus supplement regarding the amount of negative amortizing loans that are included in the asset pool.

The Staff’s requested changes have been made on pages S-25, S-27 and S-107 of the Prospectus Supplement.

Description of the Pooling Agreements, page 53

General, page 53

37.
We note your disclosure in the first full paragraph on page 54 that the “prospectus supplement for a series of certificates will describe any provision of the related Pooling Agreement that materially differs from the description thereof contained in this prospectus.”  The disclosure in the prospectus supplement should not contradict the disclosure in the prospectus.  Instead, please disclose all structural features that you reasonably contemplate including in the ABS offering.

The Registrant advises the Staff that the disclosure in the prospectus supplement will not contradict the disclosure in the prospectus and has revised the disclosure on page 56 of the Base Prospectus.

Realization upon Defaulted Mortgage Loans, page 61

38.
We note your disclosure in the first full paragraph on page 62 that the pooling agreement may grant to a holder or holders of certain classes of the certificates the option to purchase from the trust any loan which is delinquent for a specified number of scheduled payments or the balloon payment is delinquent.  Please advise as to why this option is granted to any certificateholders, which certificateholders will be granted this option and when such option would be available to the certificateholders.

The Registrant advises the Staff that this option is typically given to the holders of the most subordinate classes of certificates then outstanding because such certificateholders are the parties that will bear any losses due to payment defaults under a mortgage loan.  The Registrant further advises the Staff that any certificateholders granted this option will

Julie F. Rizzo, Esq.
United States Securities and Exchange Commission
April 15, 2011

be required to pay the fair market value for the affected mortgage loan in connection with purchasing it from the trust.

Description of Credit Support, page 70

Credit Support with Respect to MBS, page 72

39.
We note your disclosure that you will provide information on any credit support with respect to MBS “to the extent such information is material and available.”  Please advise as to how you will confirm that the credit support with respect to the MBS in the asset pool would be allowed under the definition of an asset-backed security under Regulation AB if information on the credit support is not available.  Please also advise as to when this information would not be available.

The Registrant advises the Staff that it will not include any MBS in a trust fund with respect to which it does not have information with respect to any related credit support and that the disclosure has been deleted on page 75 of the Base Prospectus.

Credit Derivatives, page 72

40.
The credit derivatives you describe in this section do not meet the definition of asset-backed security under Item 1101(c)(1) of Regulation AB.  Please revise your disclosure to delete all references to credit derivatives from your prospectus or advise.

The Registrant advises the Staff that the credit derivatives described on page 75 of the Base Prospectus are not intended to be the primary source of cash flows supporting a specific series or class of certificates.  Rather, such credit derivatives are intended to provide credit support to holders of certificates in the same manner that insurance, guarantees or surety bonds may and such credit derivatives would be described in any applicable prospectus supplement pursuant to Item 1114(a)(3) of Regulation AB.  These credit derivatives are not intended to provide synthetic exposure to additional assets.  The right to payments under any series of certificates and the timing of such payments would remain dictated by the cash flows of the mortgage loans included in a trust fund.

Cash Flow and Derivative Agreements, page 73

41.	We note the last sentence of this section. Please revise your disclosure to remove this catch-all phrase or advise.

The Staff’s requested change has been made on page 75 of the Base Prospectus.

Julie F. Rizzo, Esq.
United States Securities and Exchange Commission
April 15, 2011

Part II

Signatures

42.	Please revise the second half of the signature page to include the signature of the principal accounting officer or controller. Refer to Instruction 1 to Signatures on Form S-3.I

The Staff’s requested change has been made on the second half of the signature page of Part II.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Anna H. Glick, Esq.

cc:	Helaine Kaplan (Deutsche Mortgage & Asset Receiving Corporation) Kevin Blauch (Sidley Austin LLP)